Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this Report on Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”). The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.706 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2023.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our planned level of revenues and capital expenditures and our ability to continue as a going concern;

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” in our Annual Report, as well as Annual Report generally.

The preceding list is not intended to be an exhaustive list of any forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results or to changes in our expectations.

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e. vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver Assistance Systems, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of June 30, 2023, over 3,900 systems have been ordered (which includes about 800 systems ordered as part of our ongoing Generation 1.0 pilot program and over 3,100 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and over 2,200 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0 which we are phasing out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during 2024. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with non-line of sight, or NLoS, hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location, direction of movement and speed of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver-assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the FMCSA reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of NIS 25 million (approximately $7.4 million), NIS 11.9 million (approximately $3.4 million) and NIS 17.8 million (approximately $ 4.9million) for the year ended December 31, 2022, the six months ended June 30, 2022, and the six months ended June 30, 2023, respectively. As of June 30, 2023, we had an accumulated deficit of NIS 120 million (approximately $32.3 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we are incurring additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses, the extent to which we did not incur as a TASE-listed company.

Recent Developments

December 2022 Private Placement

In December 2022, we entered into a definitive securities purchase agreement, or the December 2022 Purchase Agreement, with an accredited investor for the issuance in a private placement of 809,061 ADSs at a price of $1.854 per ADS, or the December 2022 Private Placement. The sale of the ADSs pursuant to the December Private Placement Agreement resulted in gross proceeds to the Company of approximately $1.5 million. The closing of the December 2022 Private Placement occurred the week of December 12, 2022.

In connection with the December 2022 Private Placement and pursuant to the December 2022 Purchase Agreement, we also granted registration rights to the investor. Pursuant to the registration rights provision in the December 2022 Purchase Agreement, we agreed to file a registration statement, or the Resale Registration Statement, with the SEC as soon as reasonably practicable to register the resale of the ADSs, and to cause the Resale Registration Statement to be declared effective within 45 days of the closing date of the December 2022 Private Placement, or the Resale Effectiveness Date. On January 17, 2023, we filed the Resale Registration Statement, which was declared effective by the SEC on January 25, 2023.

Yorkville Equity Line

On June 5, 2023, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., or Yorkville. Pursuant to the SEPA, we have the right, but not the obligation, to sell to Yorkville from time to time, or each such occurrence, an Advance up to $10.0 million, or the Commitment Amount of our ADSs, during the 48 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At our option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to Yorkville that we are committing Yorkville to purchase such ADSs, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase our ADSs up to the Commitment Amount, we issued 68,152 ADSs, or the Commitment Shares to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the SEPA, Yorkville shall not be obligated to purchase or acquire any ADSs under the SEPA which, when aggregated with all other ADSs or ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of our ordinary shares. As of August 28, 2023, we had sold an aggregate of 156,667 ADSs to Yorkville under the SEPA.

Upon the execution of the SEPA, Yorkville, upon our request, advanced us $2.0 million of the Commitment Amount, which is evidenced in the form of a promissory note, or the Promissory Note, equal to $2.0 million. The Promissory Note will mature on the twelve-month anniversary of execution. The Promissory Note accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 10 equal monthly installments beginning on the 60th day following the date of the Promissory Note’s execution. The Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

Yorkville’s obligation to purchase our ADSs pursuant to the SEPA is subject to a number of conditions, including that a registration statement, or the Yorkville Registration Statement be filed with the SEC registering the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act and that the Yorkville Registration Statement is declared effective by the SEC. On June 7, 2023, we filed the Yorkville Registration Statement, which was declared effective by the SEC on June 16, 2023.

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system. Currently, our business activity is only in Israel. Since we are still in the initial phase in rolling out our Generation 1.0 and 2.0 SaverOne systems, we cannot forecast our revenue in future periods.

Research and Development Expenses, Net

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne system which is still in development. Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our research and development expenses to increase over the next several years as our development programs progress and we expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our solutions.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

We recognize research and development expenses as incurred deducted by government grants in respect of a research and development projects received from the IIA which are not reasonably assured that the amount received will not be refunded.

Selling and Marketing Expenses

Selling and marketing expenses in 2022 and the first half of 2023 consisted primarily of our sales department costs. As we penetrate new markets, we anticipate that our selling and marketing expenses in 2023 and thereafter will increase as we expand our sales department and invest in the marketing of our solutions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income (Expenses), Net

Finance income (expenses), net, consisted primarily of bank fees, exchange differences, direct and incremental issuance costs incurred through our initial public offering, or IPO, in the United States in June 2022 that were allocated to derivative warrant liability and changes in the fair value of such derivative financial liability as the warrants measured at fair value at marked to market approach.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2022, our operating tax loss carryforwards were approximately NIS 85.1 million (approximately $23 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2023	2022
	NIS thousands	NIS thousands
Revenues	1,475	382
Cost of revenues	(1,008)	(267)
Gross Profit	467	115

Operating expenses:
Research and development expenses, net	(12,188)	(10,184)
Selling and marketing expenses	(1,449)	(481)
General and administrative expenses	(4,468)	(2,511)
Loss from operations	(17,638)	(13,061)
Finance expense	(800)	(869)
Finance income	685	2,030
Finance income (expense), net	(115)	1,161
Net loss	(17,753)	(11,900)

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenues

Revenues increased by NIS 1.093 million (approximately $0.295 million) to NIS 1.475 million (approximately $0.398 million) for the six months ended June 30, 2023, compared to NIS 0.382 million (approximately $0.103 million) for the six months ended June 30, 2022. This increase was mainly the result of new agreements we entered into in 2023.

Cost of revenues

Cost of sales increased by NIS 0.741 million (approximately $0.2 million) to NIS 1.008 million (approximately $0.272 million) for the six months ended June 30, 2023, compared to NIS 0.267 million (approximately $0.072 million) for the six months ended June 30, 2022. This increase was mainly the result of an increase in the number of installations made in 2023.

Research and development expenses, net

Research and development expenses, net increased by NIS 2.004 million (approximately $0.541 million) to NIS 12.188 million (approximately $3.289 million) for the six months ended June 30, 2023, compared to NIS 10.184 million (approximately $2.748 million) for the six months ended June 30, 2022. This increase resulted mainly from subcontractors, due to an increase in research and development activity, mainly related to the development of our Generation 2.0 solution.

Selling and marketing expenses

Selling and marketing expenses increased by NIS 0.968 million (approximately $0.261 million) to NIS 1.449 million (approximately $0.391 million) for the six months ended June 30, 2023, compared to NIS 0.481 million (approximately $0.130 million) for the six months ended June 30, 2022. The increase is attributable mainly to higher payroll and marketing expenses, as part of the Company’s efforts to increase sales.

General and administrative expenses

General and administrative expenses increased by NIS 1.957 million (approximately $0.528 million) to NIS 4.468 million (approximately $1.206 million) for the six months ended June 30, 2023, compared to NIS 2.511 million (approximately $0.678 million) for the six months ended June 30, 2022. The increase resulted mainly from associated with being a public company traded in the Nasdaq, as well as higher insurance expenses.

Financing income (expenses), net

Financing expenses, net for the six months ended June 30, 2023 were NIS 0.115 million (approximately $0.031 million) and resulted mainly from revaluation of derivative warrant liability, partly offset mainly by exchange rate differences due to an increase in the U.S. dollar against the new Israeli shekel during the period. Financing income, net for the six months ended June 30, 2022 was NIS 1.161 million (approximately $0.313 million) and resulted mainly by exchange rate differences due to an increase in the U.S. dollar against the new Israeli shekel during the period and income from revaluation of derivative warrant liability less direct and incremental issuance costs incurred through the initial public offering in the United States in 2022 allocated to derivative warrant liability.

Net loss

Net loss increased by NIS 5.853 million (approximately $1.579 million) to NIS 17.753 million (approximately $4.79 million) for the six months ended June 30, 2023, compared to NIS 11.900 million (approximately $3.211 million) for the six months ended June 30, 2022. The increase was mainly the result of an increase in research and development activity, expenses associated with being a public company traded in the Nasdaq, as well as high financing income recorded in the corresponding period last year.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2022 and 2021, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2022 and 2021. The material weakness related to lack of sufficient internal accounting personnel, insufficient segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report.

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 3 to our financial statements for the six months ended June 30, 2023. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to our annual financial statements for the year ended December 31, 2022 included in elsewhere in our Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Liquidity and Capital Resources

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment transactions and government grants for research and development project received from the IIA.

We are currently in the early commercialization stage and have not yet generated significant revenues from our operations. From inception date and through June 30, 2023, we have not generated significant revenues and we have reported ongoing losses. As of June 30, 2023, we had an accumulated deficit of NIS 119.582 million (approximately $32.253 million) and we had comprehensive loss and negative cash flow from operating activity in amounts of NIS 17.753 million (approximately $4.79 million) and NIS 17.967 million (approximately $4.848 million) for the six months ended June 30, 2023, respectively.

We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of our products and incur additional costs associated with being a public company.

We believe that our existing funds will be sufficient to continue our business and operations as currently conducted for 12 months from the date of issuance of this Report on Form 6-K.

Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to us or that it will be obtained on terms favorable to us or will provide us with sufficient funds to successfully complete the development of, and to commercialize, its products.

The table below shows a summary of our cashflows for the periods indicated:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	NIS thousands
Net cash used in operating activities	(17,967)	(11,912)
Net cash provided by investing activities	6,185	5,002
Net cash provided by financing activities	7,124	37,344
Net increase (decrease) in cash and cash equivalents	(4,658)	30,434

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Net cash used in operating activities

Net cash used in operating activities increased by NIS 6.055 million (approximately $1.634 million) to NIS 17.967 million (approximately $4.848 million) for the six months ended June 30, 2023 compared to NIS 11.912 million (approximately $3.214 million) for the six months ended June 30, 2022. This increase was mainly attributable to higher net loss, as a result of an increase in research and development expenses related to the development of the second generation of our product and higher expenses associated with being a public company traded in the Nasdaq.

Net cash provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2023 was NIS 6.185 million (approximately $1.669 million), compared to net cash provided by investing activities for the six months ended June 30, 2022 totaled NIS 5.002 million (approximately $1.35 million). This increase was mainly due to higher cash allocation to investments in bank deposits with maturity date more than three months.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2023 was NIS 7.124 million (approximately $1.922 million), compared to net cash provided by financing activities for the six months ended June 30, 2022 totaled NIS 37.344 million (approximately $10.077 million). This decrease was mainly due to aggregate net proceeds of NIS 37.3 million (approximately $10.1 million) from our initial public offering in the United States during the corresponding period last year.